

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 21, 2010

via U.S. mail and facsimile

Mr. Kevin R. Evans, Chief Executive Officer
EnergyConnect Group, Inc.
901 Campisi Way, Suite 260
Campbell, CA 95008

> **RE: EnergyConnect Group, Inc.**
> **Form 8-K Item 4.01**
> **Filed April 13, 2010**
> **Form 8-K/A Item 4.01**
> **Filed April 15, 2010**
> **Form 8-K/A Item 4.01**
> **Filed April 20, 2010**
> **File No. 0-26226**

Dear Mr. Evans:

We have completed our review of your filing and amendments and have no further comments at this time.

Sincerely,

Jenn Do
Staff Accountant